REDCORP

NEWS RELEASE

December 7, 2006

News Release 06-25

TULSEQUAH PROJECT
Additional High Grade Mineralization at Big Bull Deposit

2.1 meters of 28.26 gpt Au, 731.30 gpt Ag, 0.63% Cu, 4.66% Pb, and 4.86% Zn

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together, the "Company"), are pleased to provide additional drill results from Redfern's exploration program on the Big Bull Deposit. The Big Bull Deposit is located within the Tulsequah Project property and is approximately nine kilometres south of the Tulsequah Chief Deposit.

Results from *BB06053*, *BB06057* and *BB06059* have been received and reviewed by Company geologists. *BB06053* cut 2.1 meters of 28.26 gpt Au, 731.30 gpt Ag, 0.63% Cu, 4.66% Pb, and 4.86% Zn. This intercept is located at the southern end of the Big Bull trend and remains untested to the south and downdip.

Significant New Big Bull Exploration Results

Hole ID	From (m)	To (m)	Interval (m)	Estimated True Width (m) *	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
BB06053	203.0	204.5	1.5	1.3	3.50	58.81	0.07	1.39	2.85
and	234.9	237.0	2.1	1.5	28.26	731.30	0.63	4.66	4.86

**Estimates of true width were calculated based on the angle of mineralization to core axis.*

Company president, Terry Chandler, stated: "Results from Big Bull, particularly in its southern extension, and the recently discovered new lens of mineralization, continue to exhibit excellent precious metal content. This area will be the focus of follow-up drilling in the spring of 2007 to explore the extensions and correlation of the high-grade intercepts and their potential for definition of a significant resource."

2006 Drill Program Discussion

BB06053 was drilled on Section 200N targeting the main Big Bull trend. *BB06053* is the southernmost intercept on the main Big Bull trend drilled in 2006, and is 60 meters along strike with the mineralization cut in *BB06028*.

In addition to *BB06053*, the Company has received results for *BB06057 and BB06059*. *BB06057*, drilled on section 400N, cut an altered package of volcanics in the position of east limb mineralization and returned no significant assays. *BB06059*, drilled on section 800N, cut a late felsic intrusive and altered volcanics in the west limb mineralization and east limb mineralization positions, respectively. While significant grade mineralization was not intersected, company geologists are encouraged by the predictability of the mineralized horizons, as evidenced by associated alteration.

The Company is awaiting results for *BB06050, BB06055, BB06058, and BB06061*. *BB06052* was collared prior to *BB06053* from the same drill set-up and was abandoned at 60 meters due to drilling difficulties. A long section of the Big Bull Deposit is available on the Company's website.

Dw 12/18

In addition, the Company is also awaiting results from the final holes in the vicinity of the Tulsequah Chief Mine including additional step-out holes on the A-zone extension

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established documented sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. The Company has a comprehensive QA/QC program in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo., are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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